SunAmerica Asset Management Corp.

Harborside Financial Center

3200 Plaza 5

Jersey City, NJ 07311

January 27, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Jim O’Connor, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Equity Funds (the “Registrant”)

Response to Staff Comments on Post-Effective Amendment No. 53 to Registration

Statement on Form N-1A

Securities Act File No. 33-8021

Investment Company Act File No. 811-4801

Dear Mr. O’Connor:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned on January 10, 2012 regarding Post-Effective Amendment No. 53 to the Registrant’s Registration Statement on Form N-1A under the Securities Act of 1933, as amended, and Amendment No. 48 to the Registrant’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Amendment”). The Amendment contains the prospectus and statement of additional information (“SAI”) for SunAmerica International Equity Fund, SunAmerica Japan Fund and SunAmerica Value Fund (collectively, the “Funds”), each a series of the Registrant.

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment. Your comments have been categorized as “Global Comments” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.

I	Prospectus

A. Global Comments

Comment 1:	Please provide the Staff with a copy of the fee table with the missing numbers filled in.

Jim O’Connor, Esq.

January 27, 2012

Response:	The completed fee table with respect to each Fund is included in Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A under the 1933 Act, and Amendment No. 49 to the Registrant’s Registration Statement under the 1940 Act, which is being filed contemporaneously with the Response Letter.

Comment 2:	Please delete all footnotes, or portions thereof, to each Fund’s Fee Table not permitted by Form N-1A. Specifically, (A) delete the footnote describing the applicability of CDSCs to certain redemptions of shares, (B) delete the word “net” that appears just prior to the word “expenses” in the first sentence of footnote 4 of the Fee Table of certain of the Funds and (C) delete the second sentence of footnote 4 of the Fee Table of certain of the Funds that describes that the Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements shown in the table for certain classes of shares exceed the contractual expense limitations because they include Acquired Fund Fees and Expenses. In addition, please delete the word “following” in footnote 3 of the Fee Table.

Response:	The Registrant respectfully declines to make the changes requested in (A) and (C) above. With respect to the disclosure described in (A), the Registrant believes that such disclosure may be material to an investor’s investment decision and also notes that other fund complexes that have filed registration statements in accordance with the amended Form N-1A include similar disclosure as footnotes to their Fee Tables.[1] With respect to the disclosure in (C), the Registrant believes that, similar to the disclosure about why the total annual fund operating expenses under Item 3 do not correlate to the ratio of expenses to average net assets in the Fund’s financial highlights, which is permitted by Instruction 3(f)(vii) to Item 3 of Form N-1A, such disclosure is useful to investors since it explains why such expenses differ from the contractual expense limitation amounts shown in footnote 2.

The change requested in (B) above has been made and the word “following” has been deleted in footnote 3 of each Fee Table.

Comment 3:	Please confirm to the Staff that the Board has no intention of terminating the Expense Limitation Agreement within one year from the effective date of the Amendment.

Response:	The Registrant confirms that the Board does not expect that the fee waiver described in the prospectus will be terminated before the expiration of one year from the effective date of the Amendment.

[1]

See, e.g., BlackRock Focused Growth Fund, Inc., Registration Statement filed on Form N-1A on December 28, 2011 (http://www.sec.gov/Archives/edgar/data/1097293/000119312511350499/d243145d485bpos.htm); Fidelity Advisor Stock Selector All Cap Fund, Registration Statement filed on Form N-1A on November 29, 2011 (http://www.sec.gov/Archives/edgar/data/722574/000003531511000231/main.htm).

Jim O’Connor, Esq.

January 27, 2012

Comment 4:	Please provide the Staff with a copy of the current investment advisory and management agreement, including the recoupment provisions.

Response:	A current copy of the Investment Advisory and Management Agreement between the Registrant and SunAmerica Asset Management Corp. (“SunAmerica”), and applicable amendments, have been previously filed as exhibits to the Registrant’s Registration Statement and are incorporated by reference into the Amendment. The recoupment provisions are included in the Expense Limitation Agreement, which is being filed contemporaneously with the Response Letter as exhibit 28 (h)(vi) to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement.

Comment 5:	With regard to the narrative disclosure prior to each Fund’s principal risks in the summary section, please confirm whether the Funds are sold through insured depository institutions? If not, please delete the statement that “Shares of the Fund are not bank deposits and are not guaranteed or insured by any bank, government entity or the Federal Deposit Insurance Corporation,” as such statement is not required under Item 4(b)(1)(iii) of Form N-1A.

Response:	The Funds’ shares may be sold through insured depositary institutions and, therefore, the Registrant respectfully declines to make the suggested change.

Comment 6:	The Staff suggests that the Market Volatility and Securities Selection risk factor for each Fund be revised to address the risk of market volatility as stated in the title of the risk factor by replacing the phrase “...stock market movements...” in the first sentence with the phrase “...stock market volatility...”

Response:	The Registrant respectively declines to make the requested change as it believes that the current disclosure is appropriate.

Comment 7:	Please revise the Active Trading risk factor with the Staff’s suggested disclosure, including by adding the following sentence: “Short-term capital gains are taxable at ordinary income rates.”

Response:	The Registrant respectfully declines to make the requested changes as the Registrant believes that the current disclosure is appropriate. In addition, the Registrant does not believe that the requested additional sentence is appropriate to include in the risk factor and notes that the prospectus and SAI contain robust tax disclosure.

Comment 8:	Please revise the disclosure in the paragraph preceding the bar chart and performance table as suggested by the Staff. Please include the year-to-date return as of the end of the most recent quarter to each Fund’s Bar Chart. Please delete footnote 1 to the performance table if such disclosure is only a hypothetical statement.

Jim O’Connor, Esq.

January 27, 2012

Response:	The Registrant has deleted the reference to “before and after taxes” in the first sentence of the paragraph preceding the bar chart and performance table, but has not made the other changes suggested by the Staff, as it believes the current disclosure is appropriate. The Registrant has not added the year-to-date return as of the end of the most recent quarter because the Registrant believes such disclosure would be redundant for the Funds. The registrant respectfully submits that the most recent quarter end for the Funds is December 31, 2011 and the year-to-date performance as of December 31, 2011 is already included in the Bar Chart. The Registrant has not deleted footnote 1 to the performance table because the footnote is an explanation of the actual performance information for each Fund and is not a hypothetical statement for any Fund.

Comment 9:	Please revise the disclosure in the “Tax Information” section as suggested by the Staff.

Response:	The Registrant respectively declines to make the requested changes. The Registrant believes that the current disclosure is appropriate.

Comment 10:	Please revise the disclosure in the “Calculation of Sales Charges—Investments of $1 million or more” section as suggested by the Staff.

Response:	The requested change has been made.

Comment 11:	With respect to the Investment through Financial Institutions section, does the Fund have “authorized” financial intermediaries? Please clarify that such financial intermediaries may not set earlier deadlines.

Response:	As described in the prospectus, shares of the Funds are sold through authorized dealers, brokers, financial advisors or other financial institutions (“Financial Intermediaries”). Such Financial Institutions may set deadlines for receipt of orders that are earlier than the order deadline of the Funds due to processing or other reasons and the Registrant believes this information is important to an investor. Accordingly, the Registrant believes that the current disclosure is appropriate.

Comment 12:	With regard to a Fund’s revocation of trades made in violation of the Fund’s market timing policies, please clarify what amount will be returned to an investor.

Response:	The Registrant respectfully submits that no additional disclosure regarding the amount to be returned to an investor is necessary since it is anticipated that any revocation of trades made in violation of the Funds’ market timing policies would effectively constitute a rejection of an order.

Comment 13:	Please move the Item 9 disclosure, the additional disclosure about each Fund’s investment strategies, to follow the summary section.

Jim O’Connor, Esq.

January 27, 2012

Response:	The Registrant declines to make this change. The Registrant respectfully submits that with the exception of Items 2 through 8, Form N-1A permits the Registrant to organize its prospectus in any order so long as the organization makes it easy for investors to understand. The Registrant believes that the organization and presentation of the information contained in the prospectus satisfies this requirement and makes it easy for investors to understand. Furthermore, the Registrant respectfully submits that Form N-1A does not otherwise mandate where Item 9 disclosure must appear in the statutory prospectus.

Comment 14:	To the extent that the three funds may implement their strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010 (the “Miller Letter”). See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response:	The Registrant acknowledges the Staff’s comment regarding derivatives disclosure in light of the Miller Letter and believes that the Funds’ current disclosure is appropriate.

Comment 15:	In the “Fund Management” section, within the discussion of the Expense Limitation Agreement, please revise the disclosure as suggested by the Staff.

Response:	The requested disclosure has been revised.

B.	Fund-Specific Comments – SunAmerica International Equity Fund

Comment 16:	The Staff notes that the Fund appears to be invested entirely in common stocks currently and suggests that, similar to the SunAmerica Japan Fund, the disclosure in the “Principal Investment Strategy and Techniques of the Fund” section be revised to note that the Fund will invest primarily in common stocks.

Response:	The requested disclosure has been added.

Comment 17:	Please insert the following disclosure after the first sentence of the second paragraph in the “Principal Investment Strategy and Techniques of the Fund” section:

“Under normal market conditions, the Fund will invest significantly (at least 40%, unless market conditions are not deemed favorable by the Advisor, in which case the Fund will invest at least 30%) in companies organized or located outside the U.S. and doing a substantial amount of business outside the U.S. The Fund considers a company that derives at least 50% of its revenue from business outside the U.S. or has at least 50% of its assets outside the U.S. as doing a substantial amount of business outside the U.S.”

Jim O’Connor, Esq.

January 27, 2012

Response:	The Registrant has added the following disclosure in the “Foreign Securities” section of the SAI in order to provide supplemental information to investors regarding the minimum thresholds that the Fund will adhere to with respect to investments in foreign securities:

The International Equity Fund will invest, under normal market conditions, at least 40% of the Fund’s net assets (30% under market conditions that are not deemed favorable by the Subadviser) in foreign securities.

The Registrant respectfully declines to add the requested disclosure to the prospectus, however, since the Registrant believes that the current prospectus disclosure clearly delineates the Fund’s principal investment focus on non-U.S. issuers. Notably, the Fund’s principal investment strategy is international investing and its principal investment technique is active trading of equity securities and other securities with equity characteristics of non-U.S. issuers located in a number of different countries other than the United States without regard to market capitalization. Moreover, the Registrant submits that adding the requested disclosure where suggested by the Staff may lead investors to believe that the 40% threshold is the anticipated level of the Fund’s investment in foreign securities when the actual level anticipated is much higher.

Comment 18:	The Staff notes that convertible securities are normally bonds or preferred stock and if the Fund will be investing in convertible bonds, then the Staff requests that Registrant discloses that such bonds are often rated as “junk.”

Response:	The Registrant has added disclosure in the “Glossary” section of the prospectus and the “Convertible Securities and Preferred Stock” section of the SAI to note that certain convertible securities may be rated below investment grade.

Comment 19:	Please briefly describe depository receipts.

Response:	The Registrant has disclosure defining depository receipts in the “Glossary” section as follows:

“Depositary receipts. American Depositary Receipts (ADRs) are receipts typically issued by an American bank or trust company that evidence underlying securities issued by a foreign corporation. European Depository Receipts (EDRs) (issued in Europe) and Global Depository Receipts (GDRs) (issued throughout the world) each evidence a similar ownership arrangement. Depository Receipts may not necessarily be denominated in the same currency as the underlying securities into which they may be converted.”

Jim O’Connor, Esq.

January 27, 2012

Comment 20:	The Staff requests that the full name of the Fund’s benchmark be stated in the performance table and requests that the Fund specify whether the “gross” or net” version of the index is being used.

Response:	The requested changes have been made.

Comment 21:	Please delete the narrative disclosure prior to the table of portfolio managers in the summary section of the Fund’s prospectus.

Response:	The Registrant respectfully declines to delete the disclosure. The Registrant believes that disclosure identifying the lead portfolio manager in this section of the prospectus is appropriate.

Comment 22:	In the “More Information About the Funds” section, it is noted that the Fund may invest up to 20% of its assets in fixed income securities. The “up to 20%” would appear to be a principal investment strategy. Please explain why this is not included in the summary section.

Response:	Investing in fixed income securities is not a principal investment strategy of the Fund and, therefore, this investment strategy is not included in the summary section of the prospectus. The reference to “up to 20%” was intended to merely highlight the fact that investments in fixed income securities were limited given the Fund’s policy to invest at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities. Nonetheless, in order to avoid any potential confusion, the Registrant has deleted the reference to “up to 20%” in this section.

Comment 23:	In the “More Information About the Funds” section, options and futures are noted, but such investments are not included in the summary section of the prospectus. Please explain.

Response:	While options and futures are noted in the “More Information About the Funds” section, investment in these instruments is not a principal investment strategy of the Funds. Accordingly, disclosure of options and futures is not included in the summary section of the prospectus.

Comment 24:	In the “More Information About the Funds” section, please clarify that the combination of the following two bullet points conforms to Section 18(f)(1) and (g) of the 1940 Act. In addition, please clarify what is meant by “up to 33 1/3” and “up to 50%” in these bullet points?

• Borrow for temporary or emergency purposes (up to 33%)

• Borrow to enhance investment performance (up to 50%)

Response:	For the reasons set forth in Registrant’s response to Comment 40 below, the Registrant believes that the combination of these two bullet points is consistent

Jim O’Connor, Esq.

January 27, 2012

with Sections 18(f)(1) and 18(g) of the 1940 Act. In order to be consistent with the disclosure included in the SAI on borrowing, however, the disclosure has been to modified so that the first bullet point reads in part, “...(up to 33% of total assets,” and the second bullet point reads in part, “(...up to 50% of net assets)”.

C. Fund-Specific Comments – SunAmerica Japan Fund

Comment 25:	Consider adding the word “equity” immediately prior to word “securities” in the first sentence of the second paragraph in the “Principal Investment Strategy and Techniques” section.

Response:	The Registrant respectfully declines to make the requested change as it believes that the disclosure following this first sentence adequately describes the types of securities that the Fund will invest in.

Comment 26:	In the “Principal Investment Strategy and Techniques” section, the Staff notes that 80% of the value of the Fund’s investments must be “tied economically” to Japan in accordance with Rule 35d-1(a)(3)(i). The fact that a company is simply “located” in Japan is not sufficient, by itself, to indicate that the company is tied economically to Japan. Please also define “primary” as used in the first sentence of this section.

Response:	The Registrant has revised the first two sentences in the second paragraph in the “Principal Investment Strategy and Techniques of the Fund” section to read as follows:

The principal investment technique of the Fund is active trading of securities of ~~companies located (or with primary operations) in Japan~~ Japanese issuers and other investments that are tied economically to Japan (“Japanese companies”). Under normal circumstances, at least 80% of the Fund’s net assets, plus any borrowings for investment purposes, will be invested in ~~such securities~~ Japanese companies.

In addition, in the “Glossary” section, the following disclosure has been added to elaborate on the specific criteria used to identify “Japanese companies”:

A company is considered to be a “Japanese company” if it is assigned a Japan country classification by MSCI, a prominent provider of investment tools and data services for institutions worldwide, or another unaffiliated third party data provider. The designated country classification will generally be determined by the country of incorporation and primary listing of the company. In the event a company is incorporated in one country and listed in another, however, a company will generally be classified in the country of the primary listing of its securities, although additional factors may be considered in determining the appropriate country classification.

Jim O’Connor, Esq.

January 27, 2012

D. Fund-Specific Comments – SunAmerica Value Fund

Comment 27:	Please delete the indicated disclosure in the paragraph preceding the bar chart and performance table relating to the description of the 2004 merger, after which the Fund commenced operations, as this disclosure is neither permitted nor required. The description of this merger, however, may be mentioned in the paragraph following the table.

Response:	The requested disclosure has been deleted from the paragraph preceding the bar chart and performance table and moved to a paragraph following the bar chart and performance table.

Comment 28:	In the “More Information About the Funds” section, please clarify that the combination of the following two bullet points conforms to Section 18(f)(1) and (g) of the 1940 Act. In addition, please clarify what is meant by “up to 33 1/3” and “up to 50%” in these bullet points?

• Borrow for temporary or emergency purposes (up to 33%)

• Borrow to enhance investment performance (up to 50%)

Response:	For the reasons set forth in Registrant’s response to Comment 40 below, the Registrant believes that the combination of these two bullet points is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. In order to be consistent with the disclosure included in the SAI on borrowing, however, the disclosure has been to modified so that the first bullet point reads in part, “...(up to 33% of total assets,” and the second bullet point reads in part, “(...up to 50% of net assets)”.

II. Statement of Additional Information

Global Comments

Comment 29:	In connection with the “Repurchase Agreements” section, please inform the Staff what steps, if any, the Fund will take to avoid the potential for violating Sections 5(b)(1) and 12(d)(3).

Response:	The Registrant notes that for purposes of Sections 5 and 12(d)(3) under the 1940 Act, Rule 5b-3 permits the acquisition of repurchase agreements to be deemed the acquisition of the underlying securities if the obligation of the seller to repurchase the securities from the investment company is “collateralized fully.” While there is no requirement per se that funds rely on the look-through provisions set forth under Rule 5b-3, and thus no requirement that all repurchase agreements be “collateralized fully,” the Registrant, as a matter of policy, will generally only enter into repurchase agreements that are “collateralized fully” under Rule 5b-3.

Comment 30:	In the “Fixed Income Securities” section, the disclosure notes that certain of the Funds are able to invest up to 20% of its total assets in debt securities, including

Jim O’Connor, Esq.

January 27, 2012

debt securities rated below investment grade. However, there was no mention of investing in “junk” bonds in the summary sections of the prospectus. In addition, the Item 9 disclosure in the “More Information About the Funds” section of the prospectus notes that the SunAmerica International Equity Fund may invest in debt securities, but does not mention junk bonds. Please explain this.

Response:	There is no mention of investments in junk bonds in the summary sections of the prospectus because, as noted in response to Comment 22, investing in fixed income securities, including junk bonds, is not a principal investment strategy of any of the Funds. The disclosure with respect to the SunAmerica International Equity Fund in the “More Information About the Funds” section of the prospectus has been revised to note that the fixed income securities in which the Fund may invest can include junk bonds.

Comment 31:	There is a discussion of risks of investing in lower rated bonds for the Value Fund and the International Equity Fund in the “Fixed Income Securities-Risks of Investing in Lower Rated Bonds” section, but there is no mention of the Japan Fund in this section. Please explain.

Response:	As discussed earlier in the “Fixed Income Securities” section, the SunAmerica Japan Fund can only invest in debt securities rated investment grade.

Comment 32:	There is a discussion of investing in fixed income securities, such as zero coupon bonds, deferred interest bonds and bonds on which the interest is payable in kind. The Staff requests that the extent and purpose of such risky investments be explained.

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate.

Comment 33:	The SunAmerica Value Fund and the SunAmerica Japan Fund may invest in loan participations, but there is no mention of this in the prospectus. Please explain.

Response:	There is no mention of loan participations in the prospectus because these are not principal investments of the Funds, and are also not the types of securities that these Funds will normally invest in. Accordingly, the Registrant believes that the location of the current disclosure is appropriate.

Comment 34:	The SunAmerica Value Fund, SunAmerica International Equity Fund and SunAmerica Japan Fund are noted as being able to invest in mortgage-backed securities (including private mortgage-backed securities), such as GNMA, FNMA or FHLMC certificates. Please explain these investments in terms of Funds’ strategies.

Response:	The Registrant respectfully declines to make the requested change as it believes the current disclosure is appropriate.

Jim O’Connor, Esq.

January 27, 2012

Comment 35:	In the “Foreign Securities” section, please revised the disclosure with respect to the SunAmerica Japan Fund in accordance with the Staff’s comments.

Response:	The disclosure with respect to the SunAmerica Japan Fund has been revised as follows:

The Japan Fund will invest, under normal circumstances, at least 80% of the Fund’s net assets, plus borrowings for investment purposes, in securities of Japanese issuers and other investments that are tied economically to Japan ~~companies located (or with primary operations) in Japan~~.

Comment 36:	In the “Foreign Securities” section, it is noted that the SunAmerica Value Fund may not invest more than 25% of its total assets in the securities issued by entities domiciled in any one country. Please explain why this restriction does not apply to the SunAmerica International Equity Fund.

Response:	There is no requirement under the 1940 Act or otherwise that limits the SunAmerica International Equity Fund’s investment in the securities in any one foreign country to 25% of its total assets, nor does the Fund impose such a limit. Accordingly, this 25% limitation does not apply to the SunAmerica International Equity Fund.

Comment 37:	In the “Loans of Fund Securities” section, please clarify that the 300% asset coverage must be maintained at all times. Please explain to the Staff the role of the Board with respect to the Fund’s lending activities.

Response:	The Registrant has revised the disclosure currently included in this section of the SAI to read as follows:

While each Fund is permitted to engage in securities lending, none of the Funds has currently implemented a securities lending program. In the event a Fund determines to enter into a securities lending program at a future time, a Fund will only do so in accordance with applicable law and SEC guidance relating to such arrangements. Any securities lending program implemented by a Fund would also be subject to the approval and oversight of the Board.

Comment 38:	In the “Interfund Borrowing and Lending Program” section, it is noted that the Fund will comply with its investment policy on borrowing. Please articulate the Section 18(f)(1) limits.

Response:	The Registrant respectfully declines to make the suggested change. In particular, the relevant Section 18(f)(1) limits are currently set forth in the “Borrowing and Leverage” and “Investment Restrictions” sections of the SAI.

Comment 39:	With respect to the “Derivatives Strategies” section, are covered calls and puts the only speculative derivative strategies the Funds will engage in? What about the subsequent discussions of strategies involving futures and forwards? As commented earlier, please consider in this regard Barry Miller’s letter to the ICI.

Jim O’Connor, Esq.

January 27, 2012

Response:	The Funds have the flexibility to invest in additional derivative instruments other than covered call and puts as described elsewhere in the SAI. Also, as indicated above in response to Comment 14, the Registrant acknowledges the Staff’s comment regarding derivative disclosure in light of the Miller Letter and believes that its current disclosure regarding derivatives is appropriate.

Comment 40:	In the “Borrowing and Leverage” section, please revise the language as indicated by the Staff and please explain how this is consistent with Sections 18(f)(1) and (g). The second sentence [in this section] seems either redundant or incorrect.

Response:	The Registrant respectfully declines to make the requested changes as it believes that the first two sentences are consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Section 18(f)(1) provides, in part, that a registered open-end investment company can borrow, provided that immediately after the borrowing, there is asset coverage of at least 300% for all borrowings. Section 18(g) allows a fund to borrow additional amounts up to 5% of its total assets for temporary purposes. While the current disclosure in this section of the SAI (and in the “More Information About the Funds” and “Borrowing and Leverage” sections of the prospectus and SAI, respectively) delineates particular percentage limits in connection with temporary or emergency borrowing and borrowing for investment purposes, the limits described (up to 33 1/3% of total assets for temporary or emergency purposes, and up to 50% of net assets for investment purposes) are each consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. Notably, aside from the additional 5% allowance permitted under 18(g) for temporary borrowings, funds are permitted to borrow up to the 33 1/3% of total assets (50% of net assets) under Section 18(f)(1). Accordingly, while there may be some repetition in the manner in which the Funds’ current investment policies (including its fundamental investment restrictions) describe each Fund’s borrowing limits, the Registrant believes that the disclosure is appropriate and consistent with Sections 18(f)(1) and 18(g) of the 1940 Act.

Comment 41:	Please revise the applicable sentence in the “Borrowing and Leverage” section to reflect that the Fund has three days (not including Sundays and holidays) to reduce borrowings when coverage drops below 300% per Section 18(f)(1).

Response:	The disclosure has been modified accordingly.

Comment 42:	In the “Investment Restrictions” section relating to borrowing, please revise the disclosure as noted below:

“Borrow money, except that: (i) the Fund may borrow in amounts up to ~~33 1/3~~ [5%] of its total assets for temporary ~~or emergency~~ purposes; (ii) the Fund may borrow for investment purposes to the maximum extent permissible under the

Jim O’Connor, Esq.

January 27, 2012

1940 Act (i.e., presently 50% of net assets); and (iii) the Fund may obtain such short-term credit as may be necessary for the clearance of purchases and sales of portfolio securities. This policy shall not prohibit the Fund’s engaging in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and SAI, as they may be amended from time to time.”

Response:	The Registrant respectfully declines to make the requested changes as it believes the language is consistent with Sections 18(f)(1) and 18(g) of the 1940 Act. In this regard, please see the Registrant’s response to Comment 40.

Comment 43:	With respect to the last sentence in each Fund’s fundamental investment restriction on borrowing, please explain to the Staff what is meant by the phrase “...and similar investment strategies...,” and also confirm that with respect to reverse repos, dollar rolls, any other securities that involve leveraging, the Funds’ segregation policies conform to the requirements of Investment Company Act Release 10666 (April 19, 1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (public. Avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. Avail. July 2, 1996).

Response:	The Registrant notes that in the Funds’ fundamental investment restriction relating to borrowing, there is a statement that indicates that each Fund’s policy on borrowing “shall not prohibit the Funds from engaging in reverse repurchase agreements, dollar rolls and similar investment strategies described in the Prospectus and SAI, as they may be amended from time to time.” The intent of this sentence is to note that certain types of leveraged transactions may be permissible (i.e., not deemed “senior securities” under Section 18 of the 1940). The Registrant acknowledges and confirms that any investments or transactions involving leverage in the context of Section 18 of the 1940 Act (including the examples set forth above) need to be made consistent with the coverage requirements of the 1940 Act and applicable SEC guidance.

Comment 44:	With respect to each Fund’s fundamental investment restriction on industry concentration, please revise the disclosure by adding the word “net” immediately prior to the word “assets” to conform to Instruction 4 of Item 9(b)(1) of Form N-1A.

Response:	The Registrant respectfully declines to make the requested change to each Fund’s fundamental investment restriction relating to concentration. While the Registrant acknowledges that Instruction 4 of Item 9(b)(1) of Form N-1A refers to “net” assets in a parenthetical relating to the disclosure of a fund’s concentration policy, each Fund’s current concentration policy is consistent with how the Staff has historically defined concentration.

Jim O’Connor, Esq.

January 27, 2012

Comment 45:	With respect to each Fund’s fundamental investment restriction relating to the purchase or sale of commodity contracts, please inform the Staff what is the “applicable law” being referred to?

Response:	The applicable law being referred to includes, among other things, the 1940 Act, the Commodity Exchange Act and the Internal Revenue Code of 1986, as amended.

Comment 46:	With respect to each Fund’s fundamental investment restriction relating to the pledging, mortgaging or hypothecating assets, please describe, where appropriate, the Fund’s continuing asset coverage requirement under Section 18(f)(1), whose application was clarified by the “Salomon Brothers” no-action letter (pub. avail. May 4, 1975).

Response:	The Registrant respectfully declines to make the suggested changes. The Registrant believes that the current disclosure in the SAI is appropriate relating to the Funds’ continuing asset coverage requirement.

Comment 47:	With respect to the list of trustees, please specify that the list of other directorships held by the trustee is for a period of “during the past five years” in accordance with Item 17 of Form N-1A.

Response:	The Registrant respectfully declines to make the suggested change. Item 17 specifies that the column heading read, “Other Directorships Held by Director,” and there is no specific time period required to be included.

Should you have any questions concerning the above, please call the undersigned at (201-324-6378.

Sincerely,

/s/ John E. McLean
John E. McLean
Vice President & Senior Counsel

Enclosures

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.

Margery K. Neale, Esq., Willkie Farr & Gallagher LLP